

03054817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Catholic Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1100 West Wells Street
(No. and Street)

Milwaukee	Wisconsin	53233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allan G. Lorge 414-273-6266
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

111 E Kilbourn Avenue	Milwaukee	WI	53213
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Allan G. Lorge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Catholic Financial Services Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Allan G. Lorge, President

Title


SUSAN L. GRANT
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public

2/19/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Catholic Financial Services Corporation
December 31, 2002

Catholic Financial Services Corporation

Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors....1
Statement of Financial Condition....2
Notes to Statement of Financial Condition....3

Ernst & Young

Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Auditors

To the Stockholders and Board of Directors of
Catholic Financial Services Corporation

We have audited the accompanying statement of financial condition of Catholic Financial Services Corporation (the "Corporation") as of December 31, 2002. This statement of financial condition is the responsibility of the management of the Corporation. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Catholic Financial Services Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 24, 2003

MIL: 0305-0427553

Catholic Financial Services Corporation

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 752,617
Receivables from the funds	10,412
Prepaid expenses	26,674
Other assets	6,473
Total assets	$ 796,176
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	$ 138,493
Payables to clearing broker	1,809
Total liabilities	140,302
Stockholders' equity	655,874
Total liabilities and stockholders' equity	$ 796,176

See accompanying notes.

Catholic Financial Services Corporation

Notes to Statement of Financial Condition

December 31, 2002

1. Organization Structure

Catholic Financial Services Corporation (the Corporation), a majority owned subsidiary of Catholic Knights Financial Services, Inc. (CKFSI), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. As a broker-dealer, the Corporation's securities business is limited to the sale of mutual funds, variable life insurance or annuities. The Corporation has no employees.

The Corporation clears its securities transactions on a fully disclosed basis through U.S. Bancorp (the "clearing broker").

The Corporation plans to increase revenues in future years as a result of additional sales of The Catholic Funds, Inc. (the Funds), a family of mutual funds sponsored by the Corporation. During this growth phase, the Corporation is dependent on capital infused by CKFSI and three additional outside fraternal organizations. Capital will continue to be infused to the extent necessary to meet obligations and maintain regulatory capital requirements.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Cash equivalents include an investment in one of the funds, the Catholic Funds Money Market. The shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares owned by the corporation at year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

As of December 31, 2002, the Corporation had a net operating loss carryforward of $3,716,000. The Corporation has recorded a deferred tax asset of $1,486,000 related to this net operating loss carryforward in 2002, which expire beginning in 2018. The Corporation has also recorded full a valuation allowance against this asset as of December 31, 2002.

3. Related Party Transactions

During 2002, employee, facility, equipment and other direct costs were incurred by the Corporation and provided by an affiliate in accordance with a Resource Sharing Agreement. Certain officers and directors of the Corporation also serve as officers or directors of the Funds. The Corporation performed administrative and distribution services for the Funds during 2002.

The Corporation has a receivable balance of $10,000 with the Funds included in statement of financial condition. In addition, the Corporation has accrued expenses of $21,000 and $26,000 with the Funds and Catholic Knights, respectively, included in statement of financial condition.

4. Stock Subscriptions

The total shares issued and outstanding for the Corporation are 2,615. The Corporation received $675,000 and $378,000 in 2002 from CKFSI and the minority interest shareholders, respectively, for the issuance of common stock. The proceeds will be used to provide administrative and distribution services for the Funds.

5. Net Capital and Other Requirements

The Corporation is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Corporation had net capital of approximately $613,000, which was approximately $604,000 in excess of the amount required to be maintained at that date.